Filed pursuant to Rule 424(b)(3)
File No. 333-263425

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 24, 2023, as supplemented)

Breakwave Dry Bulk Shipping ETF

This supplement is to the prospectus (the “Prospectus”) of ETF Managers Group Commodity Trust I (the “Trust”) dated March 24, 2022, which relates to shares (the “Shares”) issued by the Breakwave Dry Bulk Shipping ETF (the “Fund”), a series of the Trust. The Shares have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-263425. Capitalized terms used but not defined herein shall have the meanings assigned to them by the Prospectus. This Prospectus supplement should be read in its entirety and kept together with your Prospectus for future reference.

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ETF Managers Capital LLC (“ETFMC”) amended the Trust’s Amended and Restated Declaration of Trust and Trust Agreement (the “Declaration of Trust”), pursuant to the terms of the Declaration of Trust. Accordingly, the Prospectus is hereby revised as follows:

In the section “Termination Events” the first bullet point is replaced in its entirety with the following:

●	The filing of a certificate of dissolution or revocation of the Sponsor’s charter (and the expiration of 90 days after the date of notice to the Sponsor of revocation without a reinstatement of its charter) or upon the Sponsor’s voluntary withdrawal as Sponsor, unless (i) prior to the event of withdrawal, the Sponsor appoints a successor Sponsor that agrees to carry on the business of the Trust; (ii) at the time there is at least one remaining Sponsor and that remaining Sponsor carries on the business of the Trust or (iii) within 90 days of such event of withdrawal all the remaining shareholders agree in writing to continue the business of the Trust and to select, effective as of the date of such event, one or more successor Sponsors.

In addition, on a future date, ETFMC intends to withdraw as sponsor of the Trust and the Fund, subject to certain conditions. At such time, ETFMC intends to appoint Amplify Investments LLC, or an affiliate (“Amplify”), to serve as sponsor of the Trust, commencing upon the resignation of ETFMC. Amplify will thereafter serve as sole sponsor of the Trust and intends to carry on the business of the Trust and the Funds.

Accordingly, the section of the prospectus titled “Change in Control” is hereby deleted and replaced with the following:

Change in Control

The Sponsor intends to withdraw as sponsor of the Trust and the Fund and appoint Amplify Investments LLC, or an affiliate (“Amplify”), to serve as sponsor of the Trust, commencing upon the resignation of the Sponsor (the “Sponsor Replacement”). Amplify will thereafter serve as sole sponsor of the Trust and intends to carry on the business of the Trust and the Fund. It is expected that the Sponsor Replacement will occur during the fourth quarter of 2023, subject to certain conditions, including, but not limited to, the registration of Amplify as a CPO with the CFTC. It is not expected that the Sponsor Replacement will affect the Trust, its shareholders or an investment in the Fund’s shares in any way.

The date of this prospectus supplement is September 6, 2023